Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[MEADVILLE ANNOUNCEMENT OF DECEMBER 4, 2009 SUBMITTED TO THE STOCK EXCHANGE
OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Meadville Holdings Limited or TTM Technologies, Inc.

TTM Technologies, Inc.

(incorporated in the State of Delaware, United States
of America)

Top Mix Investments Limited	TTM Hong Kong Limited

(incorporated in the British Virgin Islands	(incorporated in Hong Kong with limited liability)
with limited liability)
ANNOUNCEMENT
EXTENSION OF TIME FOR DESPATCH OF THE CIRCULAR
Following the Announcement in relation to the Proposal, additional time is required to prepare certain information to be included in the Circular. Meadville has applied to the Stock Exchange and the Executive to extend the time for despatch of the Circular to the Shareholders to 26 February 2010. The Executive has consented to the extension.
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Announcement being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
INTRODUCTION
Reference is made to the joint announcement issued by Top Mix Investments Limited, TTM Technologies, Inc., TTM Hong Kong Limited and Meadville Holdings Limited on 16 November 2009 in relation to the Proposal (the “Announcement”). Terms defined in the Announcement have the same meaning when used in this announcement unless the context otherwise requires.
EXTENSION OF TIME FOR DESPATCH OF THE CIRCULAR
Pursuant to Listing Rules 14.38A, 14.48 and 14A.49 and Rule 8.2 of the Takeovers Code, unless the requisite waiver is granted by the Stock Exchange and the consent of the Executive is obtained, the Circular should be despatched to the Shareholders within 21 days (pursuant to the Listing Rules) and 35 days (pursuant to the Takeovers Code) of the date of the Announcement, which would be on or before 7 December 2009 and 21 December 2009, respectively.
The above deadlines for despatch of the Circular will be extended as more time is required:
(a)	to prepare an accountants’ report in respect of Meadville and its subsidiaries (the “Meadville Accountants’ Report”) for the years ended 31 December 2006, 31 December 2007 and 31 December 2008 and the nine months ended 30 September 2008 and 30 September 2009 and pursuant to an application by Meadville to the Stock Exchange for a waiver from strict compliance to prepare the financial information of TTM in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) or International Financial Reporting Standards (the “TTM Waiver”), TTM proposed to prepare the US GAAP financial information in respect of the TTM Group (the “TTM Financial Information”) for the years ended 31 December 2006, 31 December 2007 and 31 December 2008 and the nine months ended 29 September 2008 and 28 September 2009 for inclusion in the Circular;
(b)	to prepare a line-by-line reconciliation statement of the financial statements of TTM from generally accepted accounting principles in the US to HKFRS (the “Reconciliation Statements”), a review report by TTM’ auditors in relation to the Reconciliation Statements and other additional financial information for inclusion in the Circular in order to comply with the requirements which may be imposed by the Stock Exchange if the TTM Waiver is granted; and
(c)	for the Registration Statement filed on Form S-4 (which includes the Proxy Statement/US prospectus to be sent to the shareholders of TTM, and the US prospectus to be despatched to the Shareholders at the same time the Circular is despatched) by TTM with the SEC in December 2009 to be reviewed and declared effective by the SEC. While there can be no assurance on timing, it is currently estimated that the SEC may declare the Form S-4 effective within six to ten weeks from the date of filing.
Applications have been made to the Stock Exchange and the Executive for an extension of time to despatch the Circular from 7 December 2009 (in the case of the Stock Exchange) and 21 December 2009 (in the case of the Executive) to a date on or before 26 February 2010. The Executive has consented to the extension. It is currently expected that the Circular will be despatched on or before 26 February 2010.
A detailed timetable for the Proposal will be set out in the Circular and the announcement to be issued upon the despatch of the Circular.
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Announcement being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.

By order of the Board of	By order of the Board of	By order of the Board of	By order of the Board of
Top Mix Investments	of TTM Technologies,	TTM Hong Kong	of Meadville Holdings
Limited	Inc.	Limited	Limited

Tang Ying Ming, Mai	Robert E. Klatell	Kenton K. Alder	Tang Chung Yen, Tom
Director	Chairman	Director	Executive Chairman
Hong Kong, 4 December 2009
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
As at the date of this announcement, the Meadville Directors are:
Executive Directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive Directors: Mr. Eugene Lee, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.